Medco Health Solutions, Inc. 100 Parsons Pond Drive Franklin Lakes, NJ 07417 tel 201-269-3400 fax 201-269-2880 www.medco.com

July 25, 2006

Correspondence Filing Via EDGAR and Overnight Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Donald Abbott, Senior Staff Accountant Mark Brunhofer, Staff Accountant

Re:	Medco Health Solutions, Inc.
Form 10-Q for the Fiscal Quarter Ended April 1, 2006
File No. 1-31312

Ladies and Gentlemen:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Medco Health Solutions, Inc., Commission File Number 1-31312 (the “Company”), in a letter dated July 13, 2006. The Company’s response to the Staff’s comment is set forth below.

Form 10-Q for the fiscal quarter ended April 1, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Statement Components, page 21

1. Comment: You disclose that your 2006 net revenues include premiums under your Medicare Part D Prescription Drug Program product offering. Please provide to us in a disclosure-type format the significant terms of your contractual arrangement with CMS and your revenue recognition and cost recognition policies related to this new product offering.

Response:

Consolidated Statements of Income/Net Revenues.  . . .

Our product net revenues also include premiums associated with our Medicare Part D Prescription Drug Program (“PDP”) product offering. This product involves prescription dispensing for members covered under the Centers for Medicare & Medicaid Services (“CMS”)-sponsored Medicare Part D benefit. Commencing January 1, 2006, the Company began serving as a plan sponsor offering Medicare Part D prescription drug insurance coverage pursuant to two contracts by and between CMS and two of our insurance company subsidiaries. We provide a standard drug benefit that represents either (i) the minimum level of benefits mandated by Congress, or (ii) enhanced coverage, on behalf of certain clients, which represents benefits in excess of the standard drug benefit in exchange for additional premiums.

The PDP premiums are determined based on our annual bid and related contractual arrangements with CMS. The PDP premiums are primarily comprised of amounts received from CMS as part of a direct subsidy and an additional subsidy from CMS for low income member premiums, as well as premium payments by members. These premiums are recognized ratably to product net revenues over the period in which members are entitled to receive benefits. Premiums received in advance of the applicable benefit period are recorded as unearned income and are reflected in accrued expenses and other current liabilities on the consolidated balance sheets. There is a possibility that the annual costs of drugs may be higher or lower than premium revenues. As a result, CMS provides a risk corridor adjustment for the standard drug benefit that compares our actual annual drug costs incurred to the targeted premiums in our CMS-approved bid. Based on specific collars in the risk corridor, we will receive from CMS additional premium amounts or be required to refund to CMS previously received premium amounts. We calculate the risk corridor adjustment on a quarterly basis based on drug cost experience to date and record an adjustment to product net revenues with a corresponding account receivable or payable to CMS reflected on the consolidated balance sheets. In the first quarter of 2006, premium revenues for our PDP product were $130 million, or approximately 1% of the Company’s total net revenues of $10.6 billion.

In addition to premiums, there are certain co-payments and deductibles (the “cost share”) due by members based on prescription orders by those members, some of which are subsidized by CMS in cases of low income membership. The subsidy amounts received in advance are recorded in accrued expenses and other current liabilities on the consolidated balance sheets. At the end of the contract term and based on actual annual drug costs incurred, subsidies are reconciled with actual costs and residual subsidy advance receipts are payable to CMS. The cost share is treated consistently as other co-payments derived from providing pharmacy benefit management services, as a component of product net revenues in the consolidated statements of income where the requirements of Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent,” are met. For further details, see our critical accounting policies included in “—Use of Estimates and Critical Accounting Policies and Estimates” and Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The Company’s agreements with CMS, as well as applicable Medicare Part D regulations and federal and state laws, require the Company to, among other obligations: (i) comply with certain disclosure, filing, record-keeping and marketing rules; (ii) operate quality assurance, drug utilization management and medication therapy management programs; (iii) support e-prescribing initiatives; (iv) implement grievance, appeals and formulary exception processes; (v) comply with payment protocols, which include the return of overpayments to CMS and, in certain circumstances, coordination with state pharmacy assistance programs; (vi) use approved networks and formularies, and provide access to such networks to any willing pharmacy; (vii) provide emergency out-of-network coverage; and (viii) adopt a comprehensive Medicare and Fraud, Waste and Abuse compliance program. Contractual or regulatory non-compliance may entail significant sanctions and monetary penalties.

Consolidated Statements of Income/Cost of Revenues.  . . .

Our cost of product net revenues also includes the cost of drugs dispensed in our mail-order pharmacies or retail network for members covered under our Medicare Part D PDP product offering and are recorded at cost as incurred. We receive a catastrophic reinsurance subsidy from CMS for approximately 80% of costs incurred by individual members in excess of the individual annual out-of-pocket maximum of $3,600 (the threshold applicable in 2006). This subsidy is reflected as an offsetting credit in cost of product net revenues to the extent that catastrophic costs are incurred. Catastrophic reinsurance subsidy amounts received in advance are recorded in accrued expenses and other current liabilities on the consolidated balance sheets. At the end of the contract term and based on actual annual drug costs incurred, residual subsidy advance receipts are payable to CMS.

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As requested by the Staff, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 201-269-5869 if you have any questions. In the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include the undersigned as an additional addressee.

Yours very truly,
/s/ Edward C. Fargis
Edward C. Fargis
Vice President and Counsel

cc:	David B. Snow, Jr.